May 24, 2013

Mr. William H. Thompson, Accounting Branch Chief	By EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Target Corporation

Form 10-K for Fiscal Year Ended February 2, 2013

Filed March 20, 2013

File No. 1-6049

Dear Mr. Thompson:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Yolanda Guobadia of your office on May 23, 2013, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comment identified in your letter dated May 22, 2013.  The additional time is needed to accommodate travel schedules of several of the executives who will be involved in submitting our response.  Our response will be provided on or before June 20, 2013.

Very truly yours,

/s/ David L. Donlin
David L. Donlin
Assistant General Counsel